December 12, 2016

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pacer Funds Trust Post-Effective Amendment No. 9 (File No. 333-201530) and Amendment No. 12 (File No. 811-23024) to Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of our client, Pacer Funds Trust (the "Trust"), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, Post-Effective Amendment No. 9 and, under the Investment Company Act of 1940, as amended, Amendment No. 12 (the "Filing") to the Trust's Registration Statement on Form N-1A (the "Registration Statement"), together with all exhibits thereto.

The purpose of the Filing is to (i) respond to the staff's comments on Post-Effective Amendment No. 4 and Amendment No. 7 to the Registration Statement, which was filed to register Pacer US Cash Cows 100 ETF, Pacer Developed Markets International Cash Cows 100 ETF and Pacer Emerging Markets Cash Cows 100 ETF (the "Funds") as series of the Trust; and (ii) make other non-material changes to the prospectus and statement of additional information of the Funds.

I hereby certify that the Filing does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

If you have any questions regarding the Filing, please contact the undersigned at 215.963.5598.

Very truly yours,

/s/ Sean Graber
Sean Graber

Morgan, Lewis & Bockius llp 1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001